UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ERYTECH Pharma S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.10 per share

(Title of Class of Securities)

29604W108

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

November 6, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29604W108	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Based on 17,940,035 Ordinary Shares outstanding as of October 31, 2018 as reported by the ERYTECH Pharma S.A. (the “Issuer”).

CUSIP No 29604W108	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Based on 17,940,035 Ordinary Shares outstanding as of October 31, 2018 as reported by the Issuer.

CUSIP No. 29604W108	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 17,940,035 Ordinary Shares outstanding as of October 31, 2018 as reported by the Issuer.

CUSIP No 29604W108	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 17,940,035 Ordinary Shares outstanding as of October 31, 2018 as reported by the Issuer.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure regarding sales in Item 5(c) below is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 3 above is incorporated herein by reference.

This Amendment No. 2 is being filed to report the sale of shares of the Ordinary Shares of ERYTECH Pharma S.A. (the “Issuer”) reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the sales in Item 5(c) below is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 are incorporated herein by reference. Set forth below is the aggregate number of Ordinary Shares of the Issuer directly held by each of the Funds, and the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. Each American Depositary Share represents one Ordinary Shares of the Issuer. The information set forth below is based upon 17,940,035 Ordinary Shares outstanding as of October 31, 2018 as reported by the Issuer. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Holder	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	-	0.0%
Baker Brothers Life Sciences, L.P.	-	0.0%
Total	-	0.0%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities of the Issuer held by each of the Funds, and this Amendment No. 2 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) The following transactions in the Issuer’s Ordinary Shares were effected by the Funds noted below during the sixty days preceding the filing of this statement. Except as disclosed herein, none of the Reporting Persons has effected any other transaction in the securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Share Class	Transaction	Price per Share	Footnotes
667, L.P.	9/28/2018	47	Ordinary	Sale	€ 7.7279	1
Baker Brothers Life Sciences, L.P.	9/28/2018	429	Ordinary	Sale	€ 7.7279	1
667, L.P.	10/16/2018	749	Ordinary	Sale	€ 7.0498	2
Baker Brothers Life Sciences, L.P.	10/16/2018	6,745	Ordinary	Sale	€ 7.0498	2
667, L.P.	10/17/2018	859	Ordinary	Sale	€ 7.1817	3
Baker Brothers Life Sciences, L.P.	10/17/2018	7,730	Ordinary	Sale	€ 7.1817	3
667, L.P.	10/18/2018	712	Ordinary	Sale	€ 7.0867	4
Baker Brothers Life Sciences, L.P.	10/18/2018	6,411	Ordinary	Sale	€ 7.0867	4
667, L.P.	10/19/2018	1	Ordinary	Sale	€ 7.1545	5
Baker Brothers Life Sciences, L.P.	10/19/2018	10	Ordinary	Sale	€ 7.1545	5
667, L.P.	11/2/2018	113	Ordinary	Sale	€ 7.0305	6
Baker Brothers Life Sciences, L.P.	11/2/2018	1,025	Ordinary	Sale	€ 7.0305	6
667, L.P.	11/5/2018	2,012	Ordinary	Sale	€ 7.1570	7
Baker Brothers Life Sciences, L.P.	11/5/2018	18,114	Ordinary	Sale	€ 7.1570	7
667, L.P.	11/6/2018	1,347	Ordinary	Sale	€ 7.2197	8
Baker Brothers Life Sciences, L.P.	11/6/2018	12,125	Ordinary	Sale	€ 7.2197	8
667, L.P.	11/6/2018	302,678	Ordinary	Sale	€ 6.7500
Baker Brothers Life Sciences, L.P.	11/6/2018	2,724,862	Ordinary	Sale	€ 6.7500

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from €7.70 to €7.75. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from €7.00 to €7.18. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from €7.05 to €7.27. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from €7.05 to €7.12. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from €7.15 to €7.18. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from €7.00 to €7.06. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from €7.00 to €7.34. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from €7.07 to €7.36. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer were held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer were held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s outstanding Ordinary Shares on November 6, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2018

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker